Exhibit 99.1

Form 51-102F4
Business Acquisition Report

ITEM 1

IDENTITY OF COMPANY

1.1

Name and Address of Company

Luna Gold Corp.

Suite 1050, 625 Howe Street,

Vancouver, British Columbia,

V6C 2T6

(the “Company” or “Luna”)

1.2

Executive Officer

For additional information regarding any information contained in this Form, contact Mr. Tim Searcy, Chief Executive Officer of Luna, at (604) 689-7317.

ITEM 2

DETAILS OF ACQUISITION

2.1

Nature of Business Acquired

Luna acquired all of the issued shares of Aurizona Goldfields Corporation (“Aurizona”) which owns all of the issued shares of Mineracao Aurizona S.A (“MASA”). MASA’s main asset is the 100% ownership of the Aurizona gold project (the “Project”) in Maranhao State, Brazil. Refer to the Company’s press release dated December 21, 2006 for further details concerning the Project.

The shares of Aurizona were purchased, as to 50%, from Eldorado Gold Corporation (“Eldorado”) and, as to 50%, from Brascan Recursos Naturais SA and Brascan Natural Resources SA (both of which are wholly owned subsidiaries of Brascan Brasil (together, “Brascan”)).

2.2

Date of Acquisition

January 31, 2007

2.3

Consideration

The Company agreed to make a series of staged payments, some of which are conditional upon the Project reaching commercial production, to Eldorado and Brascan as follows:

•

$500,000 (paid) to each party and 3,000,000 common shares (issued) of the Company to Eldorado;

•

$1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

•

Brascan receiving $670,000 on January 31, 2009;

•

$1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights. The Company has also assumed a fine payable to the Brazilian Departamento Nacional de Produção Mineral for past fees due relating to exploration rights in the amount of $1,155,420.

The Company financed the cash due on the closing of the acquisition through a private placement of 8,473,164 units at a price of C$0.45 per unit, each unit consisting of one common share and one half of one share purchase warrant.  Each warrant entitles the holder to purchase one common share of the Company at a price of C$0.70, exercisable until July 31, 2008.

2.4

Effect on Financial Position

The Company intends to carry out an exploration and development program on the Project which will involve substantial expenditures and the hiring of additional management personnel, which may have a significant effect on the results of operations and financial position of the Company.

2.5

Prior Valuations

No prior valuations of Aurizona were obtained within the last 12 months by either the Company or Aurizona.

2.6

Parties to Transaction

None of the parties to the transaction were informed persons, associates or affiliates of Luna.

2.7

Date of Report

May 29, 2007

ITEM 3

FINANCIAL STATEMENTS

The following financial statements are included as schedules to this Business Acquisition Report:

•

Unaudited pro-forma consolidated balance sheet of the Company as at December 31, 2006, unaudited pro-forma consolidated statement of loss of the Company for the year ended December 31, 2006 and related notes (Appendix 1)

•

Audited financial statements of the Company for the year ended December 31, 2006 (Appendix 2)

•

Audited financial statements of Aurizona for the year ended December 31, 2006 (Appendix 3)

Currency

All references to “$” are to US dollars.